UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                            NUWAVE TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

        DELAWARE                    0-28606                            22-3387630
(State of Incorporation)      (Commission File No.)         (IRS Employer Identification No.)
---------------------------------------------------------------------------------------------

                             109 North Post Oak Lane
                                    Suite 422
                              Houston, Texas 77024
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                 (713) 621-2737
                         -------------------------------
                         (Registrant's telephone number)




                      WE ARE NOT ASKING YOU FOR A PROXY AND
                    YOU ARE REQUESTED NOT TO SEND US A PROXY

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                     GENERAL

      This notification ("Information Statement") is being delivered on or about September 13, 2005 (the "Notice Date") to all holders of record of common stock, par value $0.001 per share (the "Common Stock") of NuWave Technologies, Inc., a Delaware corporation ("NuWave" or the "Company") in compliance with Section 14(F) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14F-1 promulgated thereunder.

      The purpose of this Information Statement is to inform the Company's shareholders of a pending change in control pursuant to a certain merger agreement (the "Merger Agreement"), effective as of August 31, 2005, by and among the Company, the Company's wholly-owned subsidiary Strategies Acquisition Corp. ("SPV"), Corporate Strategies, Inc. ("Strategies") and each shareholder of Strategies (collectively, the "Shareholders"). You are receiving this Information Statement in connection with the nomination of persons to be appointed to the Company's Board of Directors (the "Board") pursuant to the Merger Agreement. The resignation of the existing Directors and appointment of the new Directors will become effective ten (10) days following the Notice Date.

                                CHANGE IN CONTROL

      As described above, on August 31, 2005 the Company entered into a Merger Agreement whereby SPV, a wholly-owned subsidiary of the Company, merged with and into Strategies, with Strategies remaining as the surviving corporation and continuing its corporate existence under the laws of the State of Delaware and as a wholly-owned subsidiary of the Company (the "Merger"). The separate existence of SPV has ceased.

      Pursuant to the terms of the Merger Agreement, the Company issued one (1) share of its Common Stock to each Strategies Class A common stock holder in exchange for two (2) shares of Strategies Class A common stock, par value $0.001 per share. Second, the Company issued one (1) share of the Company's Series C preferred stock ("Series C Preferred"), par value $0.01 per share, to each Strategies Series A preferred stock holder for one (1) share of Strategies Series A preferred stock, par value $0.001 per share.

      Third, the Company issued and delivered shares of its Series B convertible preferred stock ("Series B Preferred"), par value $0.01 per share, to each Strategies Class B common stock holder so that effectively upon conversion of the Series B convertible preferred stock into common shares, the common shares issued upon conversion shall be equal to ninety-five percent (95%) of the issued and outstanding stock of the Company (calculated on a fully diluted basis as of the date of the Merger, following the issuance of all the Merger Consideration (as such term is defined in the Merger Agreement) and after giving effect to such conversion, but not including any shares of NuWave common stock issuable upon conversion of any then outstanding NuWave convertible debentures). Therefore, the Merger Consideration for the Company's Common Stock, Series C Preferred and Series B Preferred was the Strategies Class A common, Series A preferred and Class B common, respectively. The number of shares issued to the Shareholders in connection with the Merger was based upon a determination by the Board that the transaction was in the best interest of the Company and its shareholders.

      Furthermore, Mr. George D. Kanakis has resigned as the sole officer of the Company, effective August 31, 2005. Mr. Timothy J. Connolly and Mr. A.P. Shukis have replaced him as Chief Executive Officer and as Chief Financial Officer, respectively. Messrs. Kanakis and Gary H. Giannantonio have resigned as the Company's directors pending effectiveness of this Information Statement. Mr. Fred S. Zeidman has been nominated to be the Company's new Chairman and Mr. Connolly has been nominated to be the new Vice Chairman of the Board. The changes to the Board are to be effective ten (10) days following the Notice Date, estimated to be on or about September 23, 2005. The exchange for the shares was consummated on August 31, 2005 and therefore Messrs. Zeidman and Connolly may be considered to "control" the Company as of that date.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                        VOTING SECURITIES OF THE COMPANY

      On September 1, 2005 there were 22,710,816 shares of Common Stock, 100,000 shares of Series B Preferred and 570.199 shares of Series C preferred stock issued and outstanding. There were no shares of Series A preferred stock outstanding.

      Each share of Common Stock entitles the holder thereof to one (1) vote on each matter which may come before a meeting of the Company's shareholders.

      As a class, the holders of the Company's Series B Preferred shall, collectively, be entitled to cast a number of votes equal to the number of shares of Common Stock to be received upon conversion pursuant to the Merger Agreement multiplied by ten (10) on all matters submitted to the shareholders of the Company for approval, which votes shall be distributed among the holders of Series B Preferred on a pro rata basis based upon the number of shares of Series B Preferred held by such respective holders. The holders of shares of the Series B Preferred shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series B Preferred shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series B Preferred held by each holder could be converted), shall be disregarded.


      The Series C Preferred shares have no voting rights, except as required under Delaware General Corporation Law.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding the beneficial ownership of each class of the Company's voting securities on August 30, 2005, immediately prior to the Merger, by (a) each person known by the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding voting securities, (b) each of the Company's Directors, (c) each of the Company's executive officers and (d) all Directors and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

-------------------------------------------------------------------------------------------------------------
                                     PRE-MERGER SECURITY OWNERSHIP OF
                                CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-------------------------------------------------------------------------------------------------------------
                    NAME & ADDRESS                              AMOUNT & NATURE OF
TITLE OF CLASS      OF BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP       PERCENT OF CLASS(1)
--------------      ------------------------------------       --------------------       -------------------
                    George D. Kanakis
                    101 Hudson Street, Suite 3701
   Common           Jersey City, New Jersey 07302
                                                                      75,000*                     2.71%
                    Gary H. Giannantonio
                    101 Hudson Street, Suite 3701
   Common           Jersey City, New Jersey 07302                        0                          0%

                    All Directors & Officers as a Group
   Common           (2 Persons)                                       75,000*                     2.71%

                    Gerald Holland
                    22 Coult Lane
   Common           Old Lyme, CT 07601                               304,512**                    9.9%

                    Michael Kesselbrenner
                    10 Devonshire Road
   Common           Livingston, NJ 07039                             304,512**                    9.9%

                    Joanna Saporito
                    668 W. Saddle River Road
   Common           Ho-Ho-Kus, NJ 074223                             304,512**                    9.9%

                    Mary-Ellen Viola
                    294 Long Hill Drive
   Common           Short Hills, NJ 07078                            304,512**                    9.9%


--------------------------------------
(1) Applicable percentage of ownership is based on 2,770,816 shares of Common Stock outstanding on August 30, 2005 for each shareholder. Beneficial ownership is determined in accordance within the rules of the SEC and generally includes voting of investment power with respect to securities. Shares of Common Stock subject to securities exercisable or convertible into shares of Common Stock that are currently exercisable or exercisable within sixty (60) days of August 30, 2005 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such persons, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

* Includes 75,000 shares granted to Mr. Kanakis in connection with his employment agreement.

** These represent the approximate number of shares underlying convertible debentures at an assumed price of $0.040 per share (i.e., 80% of a recent price of $0.050 per share), subject to an ownership limitation of 9.9% contained in the convertible debentures. Because the conversion price will fluctuate based on the market price of the Company's stock, the actual number of shares to be issued upon conversion of the debentures may be higher or lower.

      The following table sets forth information regarding the post-Merger beneficial ownership of each class of the Company's voting securities on September 1, 2005, by (a) each person known by the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding voting securities, (b) each of the Company's current and proposed directors, (c) each of the Company's executive officers and (d) all current and proposed directors and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

                        POST-MERGER SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------------------------------------------
                                                              AMOUNT & NATURE OF
TITLE OF CLASS      NAME OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP      PERCENT OF CLASS(2)
--------------      ------------------------------------      --------------------      -------------------
                    Timothy J. Connolly
                    109 North Post Oak Lane, Suite 422
     Common         Houston, Texas 77024                               0                         0%

                    Fred S. Zeidman
                    109 North Post Oak Lane, Suite 422
     Common         Houston, Texas 77024                               0                         0%

                    A.P. Shukis
                    109 North Post Oak Lane, Suite 422
     Common         Houston, Texas 77024                               0                         0%

                    George D. Kanakis
                    101 Hudson Street, Suite 3701
     Common         Jersey City, New Jersey 07302                   75,000*                    0.33%

                    Gary H. Giannantonio**
                    101 Hudson Street, Suite 3701
     Common         Jersey City, New Jersey 07302                      0                         0%

                    All Current & Proposed Directors and
                    Executive Officers as a Group
     Common         (5 Persons)                                     75,000*                    0.33%

                    Michael O. Sutton
                    10806 Briar Branch Lane
     Common         Houston, Texas 77024                          12,500,000                   55.04%

                    iVoice, Inc.
                    750 Highway 34
     Common         Matawan, NJ 07747                              3,750,000                   16.51%

                    Cornell Capital Partners, LP
                    101 Hudson Street, Suite 3701
     Common         Jersey City, New Jersey 07302                  1,860,000                   8.19%

----------------------------------
(2) Applicable percentages of ownership of are based on 22,710,816 shares of Common Stock, 100,000 shares of Series B Preferred Stock and 570.199 shares of Series C Preferred Stock outstanding on August 30, 2005 for each shareholder. Beneficial ownership is determined in accordance within the rules of the SEC and generally includes voting of investment power with respect to the securities. Shares subject to securities exercisable or convertible into shares of Common Stock that are currently exercisable or exercisable within sixty (60) days of August 30, 2005 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such persons, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                        POST-MERGER SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
----------------------------------------------------------------------------------------------------------------
                                                                   AMOUNT & NATURE OF
TITLE OF CLASS            NAME OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP      PERCENT OF CLASS(2)
---------------------     ------------------------------------     --------------------      -------------------
                          Gerald Holland
                          22 Coult Lane
     Common               Old Lyme, CT 07601                         4,500,000***                    9.9%

                          Michael Kesselbrenner
                          10 Devonshire Road
     Common               Livingston, NJ 07039                       2,500,000***                    9.9%

                          Joanna Saporito
                          668 W. Saddle River Road
     Common               Ho-Ho-Kus, NJ 074223                       2,500,000***                    9.9%

                          Mary-Ellen Viola
                          294 Long Hill Drive
     Common               Short Hills, NJ 07078                      2,500,000***                    9.9%

Series B Preferred        Timothy J. Connolly
                          109 North Post Oak Lane, Suite 422
                          Houston, Texas 77024                            69,935                    69.935%

Series B Preferred        Fred S. Zeidman
                          109 North Post Oak Lane, Suite 422
                          Houston, Texas 77024                               0                         0%

Series B Preferred        A.P. Shukis
                          109 North Post Oak Lane, Suite 422
                          Houston, Texas 77024                               0                         0%

Series B Preferred        George D. Kanakis****
                          101 Hudson Street, Suite 3701
                          Jersey City, New Jersey 07302                      0                         0%

Series B Preferred        Gary H. Giannantonio**
                          101 Hudson Street, Suite 3701
                          Jersey City, New Jersey 07302                      0                         0%

Series B Preferred        All Current & Proposed Directors and
                          Executive Officers as a Group
                          (5 Persons)                                     69,935                    69.935%

Series B Preferred        Michael O. Sutton
                          10806 Briar Branch Lane
                          Houston, Texas 77024                            17,721                    17.721%

Series B Preferred        Jan Carson Connolly
                          8602 Pasture View Lane
                          Houston, Texas 77024                            12,344                    12.344%

Series B Preferred        Fred S. Zeidman
                          109 North Post Oak Lane, Suite 422
                          Houston, Texas 77024                               0                         0%

                        POST-MERGER SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
----------------------------------------------------------------------------------------------------------------
                                                                   AMOUNT & NATURE OF
TITLE OF CLASS            NAME OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP      PERCENT OF CLASS(2)
---------------------     ------------------------------------     --------------------      -------------------
Series B Preferred        A.P. Shukis
                          109 North Post Oak Lane, Suite 422
                          Houston, Texas 77024                               0                         0%

Series B Preferred        George D. Kanakis****
                          101 Hudson Street, Suite 3701
                          Jersey City, New Jersey 07302                      0                         0%

Series B Preferred        Gary H. Giannantonio**
                          101 Hudson Street, Suite 3701
                          Jersey City, New Jersey 07302                      0                         0%

Series B Preferred        All Current & Proposed Directors and
                          Executive Officers as a Group
                          (5 Persons)                                     69,935                    69.935%

                          Timothy J. Connolly
                          109 North Post Oak Lane, Suite 422
Series C Preferred        Houston, Texas 77024                            229.533                    40.25%

                          Fred S. Zeidman
                          109 North Post Oak Lane, Suite 422
Series C Preferred        Houston, Texas 77024                               0                         0%

                          A.P. Shukis
                          109 North Post Oak Lane, Suite 422
Series C Preferred        Houston, Texas 77024                               0                         0%

                          George D. Kanakis****
                          101 Hudson Street, Suite 3701
Series C Preferred        Jersey City, New Jersey 07302                      0                         0%

                          Gary H. Giannantonio**
                          101 Hudson Street, Suite 3701
Series C Preferred        Jersey City, New Jersey 07302                      0                         0%

                          All Current & Proposed Directors and
                          Executive Officers as a Group
Series C Preferred        (5 Persons)                                     229.533                    40.25%

                          Jan Carson Connolly
                          8602 Pasture View Lane
Series C Preferred        Houston, Texas 77024                            68.388                     11.99%

                          Michael O. Sutton
                          10806 Briar Branch Lane
Series C Preferred        Houston, Texas 77024                            272.278                    47.75%

                        POST-MERGER SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
----------------------------------------------------------------------------------------------------------------
                                                                   AMOUNT & NATURE OF
TITLE OF CLASS            NAME OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP      PERCENT OF CLASS(2)
---------------------     ------------------------------------     --------------------      -------------------


* Includes 75,000 shares granted to Mr. Kanakis in connection with his employment agreement.

** Mr. Giannantonio will remain a director only until such time as this Information Statement becomes effective.

*** These represent the approximate number of shares underlying convertible debentures at an assumed price of $0.040 per share (i.e., 80% of a recent price of $0.050 per share), subject to an ownership limitation of 9.9% contained in the convertible debentures. Because the conversion price will fluctuate based on the market price of the Company's stock, the actual number of shares to be issued upon conversion of the debentures may be higher or lower.

**** Mr. Kanakis will remain a director only until such time as this Information Statement becomes effective. He has already resigned as President, Chief Executive Officer and Principal Financial Officer of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

      The Company is not aware of any legal proceedings in which any director, executive officer, affiliate or any owner of record or beneficial owner of more than five percent (5%) of any class of voting securities of the Company, or any associate of any such director, executive officer or affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

      The following table sets forth the names and ages of the current and proposed directors and executive officers of the Company and the positions held by each person at the Company. The executive officers of the Company are elected annually by the Board. The directors serve one (1) year terms until their successors are elected. The executive officers serve terms of one (1) year or until their death, resignation or removal by the Board.

--------------------------------------------------------------------------------
Name                         Age        Position(s)
--------------------------------------------------------------------------------
George D. Kanakis            32         Current Director

Gary H. Giannantonio         32         Current Director

Fred S. Zeidman              58         Proposed Director/Chairman of the Board

Timothy J. Connolly          52         Chief Executive Officer
                                        Proposed Director/Vice Chairman of
                                        the Board

A.P. Shukis                  59         Chief Financial Officer


      There are no family relationships among any of the directors or executive officers of the Company. Except as provided herein, none of the Company's directors or executive officers is a director of any company that files reports with the Securities and Exchange Commission ("SEC"). None of the Company's directors have been involved in any bankruptcy or criminal proceeding (excluding traffic and other minor offenses), and none have been enjoined from engaging in any business during the past five (5) years.

      Set forth below is a brief description of the background and business experience of each of the Company's existing and proposed directors and executive officers for the past five (5) years:

      George D. Kanakis will remain a Director only until such time as this Information Statement becomes effective. Prior to the Merger, he had also served as President, Chief Executive Officer and Chief Financial Officer of the Company since September 10, 2003. From March 2002 through August 2003, he had been a Vice President, Corporate Finance for Cornell Capital Partners, LP, where he structured equity and debt financings, as well as provided consulting to clients on mergers and acquisitions. From 1993 to 2001 Mr. Kanakis managed the Futures and Options Group at Barclays Capital, where he serviced primarily institutional clients around the world. Mr. Kanakis holds an MBA in Finance and Investments from the Zicklin School of Business at Baruch College where he graduated in December 2001 and a degree in Economics from Rutgers University where he graduated in May 1995.

      Gary H. Giannantonio will remain a Director only until such time as this Information Statement becomes effective. He has served as a Director since May 17, 2004, and is an associate at the law firm of Kalebic, McDonnell & Miller, P.C. in Hackensack, New Jersey. Mr. Giannantonio's primary experience involves residential and commercial real estate transactions. He also has experience handling general civil litigation, collections, landlord/tenant, matrimonial, and bankruptcy matters. Mr. Giannantonio is also an Assistant Municipal Prosecutor in Palisades Park, New Jersey. He received his Juris Doctor degree from New York Law School in 1998 and a Bachelor of Arts Degree in Political Science from Boston University in 1994. He is licensed to practice in New Jersey State Courts as well as the United States District Court for the District of New Jersey.

      Timothy J. Connolly has been actively engaged in the development of companies for over twenty (20) years. Mr. Connolly has been the Chairman, President or CEO of numerous private and public companies. He is currently Vice Chairman of the Board of Directors and Chief Executive Officer of Corporate Strategies, as well as the Chairman and Sole Director of both Aim American Mortgage, Inc, and CSI Business Finance, Inc. He is also an elected official, serving as the

President and Chairman of the Board of Weston Municipal Utility District for the last twenty (20) years. Mr. Connolly has been a principal or consultant in transactions over the last twenty (20) years that total in excess of $500 million. He is particularly skilled in the areas of short and long term strategic planning, capital formation, mergers and acquisitions, marketing, sales strategy and crisis resolution. Mr. Connolly is also a nationally syndicated business journalist on both Business Talk Radio Network and Cable Radio Network.

      Fred S. Zeidman was appointed Chairman of the United States Holocaust Memorial Council by President George W. Bush in March 2002. The Council, which includes 55 Presidentially-appointed members and ten members from the U.S. Congress, is the governing board of the United States Holocaust Memorial Museum. A prominent Houston-based business and civic leader, Mr. Zeidman is Chairman of the Board of Seitel, Inc. and Chairman of the Board of Corporate Strategies, Inc. In 2004 he joined Greenberg Traurig as Senior Managing Director of Governmental Affairs. Mr. Zeidman also currently serves as a director of Prosperity Bank in Houston. Mr. Zeidman holds a Bachelor's degree from Washington University in St. Louis, and a Master's in Business Administration from New York University.

      A.P. Shukis spent four and one half (4 1/2) years as a senior auditor for Arthur Young & Co. before leaving to pursue a career in the oil and gas industry. During his career, which included a fifteen (15) year stint as controller of a public U.S. company traded on the London Stock Exchange, he gained extensive experience in the areas of financial reporting, due diligence, treasury, internal control, budgeting and forecasting and banking relations. Mr. Shukis has served as a director of Dril-Quip Inc. (NYSE:DRQ) since 2003. Mr. Shukis received his undergraduate degree from the University of Houston in 1971.

              CERTAIN BUSINESS RELATIONSHIPS & RELATED TRANSACTIONS

      Except as disclosed herein, none of the Company's directors or executive officers, nor any proposed director, nor any person who beneficially owns, directly or indirectly, shares carrying more than five percent (5%) of the voting rights attached to all of the Company's outstanding shares, nor any member of the immediate family of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

      On December 22, 2003, the Company's wholly-owned subsidiary Lehigh Acquisition Corp. ("Lehigh") acquired a parcel of land in New Jersey for a purchase price of $4,950,000, basing the purchase price on an independent commercial appraisal. Lehigh intends to develop and then sell the parcel. Lehigh acquired the parcel from Stone Street Asset Management LLC ("Stone Street"), a Company under common ownership and control with Cornell Capital Partners, LP. ("Cornell"). In connection with the purchase of the parcel, the Company incurred debt obligations consisting of a $3,300,000 convertible debenture to Cornell, which was subsequently terminated and replaced on January 26, 2005 with a $3,481,273 non-convertible promissory note, which includes (a) accrued interest of $181,273, (b) $250,000 of convertible debentures to unrelated parties and (c) a $1,400,000 note payable, as amended, to Stone Street, which was subsequently assigned to Cornell on January 26, 2005. As a result of Stone Street's relationship with Cornell, the Company has recorded land at the cost basis recorded by Stone Street of approximately $2,915,000. In November 2004, Lehigh sold a twenty percent (20%) fee simple interest in its land held for development and sale as a tenant in common to an entity which is a related party to Michael Kesselbrenner, a current holder of the Company's convertible debentures.

      Effective July, 2004, the Company entered into a lease agreement for 3,580 square feet of corporate office tower space in Jersey City, New Jersey for a term of five (5) years. The Company incurs a net cost of approximately $10,000 per month for this space, when combining the rent and other costs such as utilities, taxes and maintenance. The Company's obligations under this lease are guaranteed by Yorkville Advisors Management, LLC ("Yorkville"). Yorkville is related to Cornell, a related party to the Company.

      At December 31, 2004, the Company's investment in marketable securities-available-for-sale represents an investment in the common stock of an affiliate of Cornell.

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

      Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own more than ten percent (10%) of a registered class of equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities and are required by SEC regulations to also furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, as of the date of this Information Statement, all applicable 16(a) filing requirements have been complied with and filed timely.

                                 CODE OF ETHICS

      On March 30, 2004 the Board adopted a written Code of Ethics (the "Code') designed to deter wrongdoing and to promote (a) honest and ethical conduct, (b) full, fair, accurate, timely and understandable disclosure in reports and documents filed to the SEC and in other public communications, (c) compliance with applicable governmental laws, rules and regulations, (d) prompt internal reporting of violations of the code to appropriate persons and (e) accountability for adherence to the Code. The Code applies to the Company's principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions.

                                   COMMITTEES

      The Company does not currently have an audit committee, and the Board serves this function. The Board does not have an audit committee "financial expert" due to the lack of capital needed to attract a qualified expert.

      The Company does not have a standing nominating committee or a committee performing similar functions. It is the view of the Board that it is appropriate for the Company not to have such a committee because the Company only has two
(2) directors and Mssrs. Kanakis and Giannantonio are the only individuals who participate in the consideration of director nominees. The Company's two (2) directors perform the functions of a nominating committee.

      The Company does not have a compensation committee or a committee performing similar functions. It is the view of the Board that it is appropriate for the Company not to have such a committee because the Company only has two
(2) directors and Mssrs. Kanakis and Giannantonio are the only individuals who participate in matters of compensation. The Company's directors perform the functions of setting compensation.

                 COMPENSATION OF DIRECTORS & EXECUTIVE OFFICERS

      The following table sets forth the annual and long-term compensation for services in all capacities for the fiscal years ended December 31, 2004, 2003 and 2002 paid to Mssrs. Kanakis and Gerald Zarin. No other executive officer received compensation exceeding $100,000 during the years ended December 31, 2004, 2003 and 2002. The employment of Mr. Zarin was terminated on September 29, 2003. Mr. Kanakis became the Company's Chief Executive Officer and Principal Financial Officer on September 10, 2003 and served in that capacity until his resignation pursuant to and dated as of the Merger Agreement.

                           SUMMARY COMPENSATION TABLE

                                    Annual Compensation                       Long-Term Compensation
                                    -------------------     -----------------------------------------------------------
                                                                              Restricted     Securities
                                                            Other Annual        Stock       Underlying      All Other
     Name and Principal              Salary      Bonus      Compensation      Award(s)       Options      Compensation
     Position(s)              Year     ($)        ($)           ($)              ($)           (#s)            ($)
     ----------------------  -----   --------    -----      ------------      ----------    -----------   -------------
     Mr. George D. Kanakis,   2004   $ 73,000       --        $ 7,500                 --             --              --
     ---------------------
     President, Chief         2003   $ 12,500       --             --                 --             --              --
     Executive Officer and
     Principal Financial
     Officer(3)


     Mr. Gerald Zarin,        2004   $     --        --            --                 --             --              --
     ----------------
     Former President &       2003   $117,000        --            --                 --             --              --
     Chief Executive          2002   $155,000  $ 30,000            --                 --             --              --
     Officer(4)

                             INCENTIVE STOCK OPTIONS

      For the years ended December 31, 2003 and 2004, no options were granted.

      On January 12, 2003, the former executive officers of the Company and all other employees voluntarily and irrevocably surrendered all options granted to them through that date. As such, no options remain outstanding. All stock option plans have terminated.

                             DIRECTORS' COMPENSATION

      Directors who are not also employees of the Company are entitled to a fee of $2,500 per quarter for serving on the Board. Each director is also reimbursed for expenses incurred in connection with their attendance at Board meetings.

                              EMPLOYMENT AGREEMENTS

      Through September 29, 2003, the Company entered into employment agreements with its former President and Chief Executive Officer Mr. Gerald Zarin and its former Chief Financial Officer, Mr. Jeremiah F. O'Brien. These agreements have terminated as of September 29, 2003 upon each of their resignations.

      The Company also entered into an employment agreement with Mr. Kanakis, effective June 1, 2004, for his service as President, Chief Executive Officer and Principal Financial Officer of the Company. Pursuant to that agreement Mr. Kanakis served at an annual salary of $125,000 per year and was entitled to (a) a bonus equal to 12.5% of the net income attributable to each of the Company's four (4) subsidiaries, (b) a discretionary bonus as determined by the Board, (c) 75,000 shares of common stock and (d) options to purchase 100,000 shares of common stock.(5) Pursuant to the terms of the Merger Agreement, Mr. Kanakis' employment agreement terminated on August 31, 2005 upon his resignation and the Company paid to him a severance payment of $20,000.




------------------------------------
(3) Effective June 1, 2004, Mr. Kanakis' annual salary was $125,000.

(4) Mr. Zarin's employment with the Company terminated on September 29, 2003. In conjunction therewith, he received 100,000 warrants to purchase Common Stock at $1.00 per share. Mr. Zarin surrendered all options upon his resignation during 2003.

(5) The Company had not adopted a stock option plan and accordingly, no options had been issued to Mr. Kanakis.

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

                                   SIGNATURES

      Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NUWAVE TECHNOLOGIES, INC.

September 13, 2005                        By:      /S/ Timothy J. Connolly
                                                   -----------------------------
                                          Name:    Mr. Timothy J. Connolly
                                          Title:   Chief Executive Officer
































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